Exhibit 17.1

RESIGNATION OF TERENCE FERRARO

March 6th, 2020

Board of Directors

Helix TCS, Inc.

5300 TCS Parkway, Suite 300

Greenwood Village, CO 80111

Re: Resignation

To the Board of Directors of Helix TCS, Inc.:

I, Terence Ferraro, hereby resign as a member of the board of directors of Helix TCS, Inc., a Delaware corporation, and as a member from any board committee on which I serve, effective as of the date hereof. I hereby confirm that my resignation is not a result of a disagreement with the company on any matter relating to the operations, policies or practices of the company or its management.

/s/ Terence Ferraro

3/06/2020
Date